Exhibit 99.1

WNS Announces Fiscal 2020 First Quarter Earnings,

Revises Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, July 18, 2019 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2020 first quarter ended June 30, 2019.

Highlights – Fiscal 2020 First Quarter:

GAAP Financials

•  Revenue of $214.6 million, up 7.4% from $199.8 million in Q1 of last year and up 1.9% from $210.5 million last quarter

•  Profit of $27.6 million, compared to $22.4 million in Q1 of last year and $29.7 million last quarter

•  Diluted earnings per ADS of $0.53, compared to $0.42 in Q1 of last year and $0.57 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $211.6 million, up 7.9% from $196.0 million in Q1 of last year and up 2.4% from $206.6 million last quarter

•  Adjusted Net Income (ANI) of $37.6 million, compared to $30.9 million in Q1 of last year and $37.8 million last quarter

•  Adjusted diluted earnings per ADS of $0.72, compared to $0.59 in Q1 of last year and $0.73 last quarter

Other Metrics

•  Added 6 new clients in the quarter, expanded 11 existing relationships

•  Days sales outstanding (DSO) at 30 days

•  Global headcount of 41,056 as of June 30, 2019

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the first quarter was $214.6 million, representing a 7.4% increase versus Q1 of last year and a 1.9% increase from the previous quarter. Revenue less repair payments* in the first quarter was $211.6 million, an increase of 7.9% year-over-year and a 2.4% increase sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal first quarter grew 11.2% versus Q1 of last year and 2.4% sequentially. Year-over-year, fiscal Q1 revenue improvement was broad-based across several key verticals, services, and geographies, and more than offset headwinds from currency movements net of hedging. Sequentially, revenue strength was driven by healthy growth with both new and existing clients, which more than offset the Q1 impact of contractual productivity commitments.

Operating margin in the first quarter was 16.6%, as compared to 12.6% in Q1 of last year and 15.3% in the previous quarter. On a year-over-year basis, margin improvement was the result of increased productivity, the impact of IFRS 16 lease accounting, and operating leverage on higher volumes. These benefits more than offset the impact of our annual wage increases. Sequentially, margins improved due to the impact of IFRS 16 lease accounting, increased productivity, hedging gains net of currency movements, and operating leverage on higher volumes. These benefits more than offset headwinds from the impact of our annual wage increases and higher share-based compensation expense.

First quarter adjusted operating margin* was 22.8%, versus 18.8% in Q1 of last year and 20.8% last quarter. Explanations for the adjusted operating margin* movements on a year-over-year and sequential basis are the same as described for GAAP operating margins above, with the exception of share-based compensation which has no impact on adjusted operating margin*.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Profit in the fiscal first quarter was $27.6 million, as compared to $22.4 million in Q1 of last year and $29.7 million in the previous quarter. Year-over-year, profit favorability from revenue growth and higher operating margin associated with improved productivity more than offset the impact of IFRS 16 lease accounting and a one-time tax reversal in Q1 of last year. Sequentially, profit decreased as a result of the impact of IFRS 16 lease accounting, increased share-based compensation expense, and a higher effective tax rate which more than offset revenue growth. Adjusted net income (ANI)* in Q1 was $37.6 million, up $6.7 million as compared to Q1 of last year and down $0.3 million from the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of share-based compensation and associated tax impacts, which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q1 with $226.5 million in cash and investments and $61.5 million of debt. In the first quarter, the company generated $52.0 million in cash from operations, had $10.8 million in capital expenditures, and repurchased 802,222 ADSs at an average price of $57.67 per ADS which impacted Q1 cash by $48.0 million dollars. First quarter days sales outstanding were 30 days, as compared to 31 days reported in Q1 of last year and 30 days in the previous quarter.

“WNS’s performance in the fiscal first quarter continues to highlight our differentiated positioning in the BPM industry. In Q1, revenue less repair payments* grew 8% year-over-year, or 11% on a constant currency* basis. The company also posted solid results across other key financial metrics including operating margin, profitability, and cash flow,” said Keshav Murugesh, WNS’s Chief Executive Officer. “Our ability to “co-create” solutions to help clients compete in a rapidly changing business environment is resonating well in the marketplace. WNS remains committed to innovating, investing, and executing on our strategic plans to create long-term sustainable business value for all of our key stakeholders.”

Fiscal 2020 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2020 as follows:

•

Revenue less repair payments* is expected to be between $855 million and $895 million, up from $794.0 million in fiscal 2019. This assumes an average GBP to USD exchange rate of 1.26 for the remainder of fiscal 2020.

•	ANI* is expected to range between $143 million and $153 million versus $140.4 million in fiscal 2019. This assumes an average USD to INR exchange rate of 69.00 for the remainder of fiscal 2020.

•	Based on a diluted share count of 52.0 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $2.75 to $2.95 versus $2.69 in fiscal 2019.

“The company has updated our forecast for fiscal 2020 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the year reflects growth in revenue less repair payments* of 8% to 13% on both a reported and constant currency* basis. We currently have 95% visibility to the midpoint of the range.”

Conference Call

WNS will host a conference call on July 18, 2019 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 1551129. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 1551129, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 350 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2019, WNS had 41,056 professionals across 60 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2020 guidance, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our ability to attract and retain clients; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
Revenue	$214.6	$199.8	$210.5
Cost of revenue	133.5	132.9	131.1

Gross profit	81.1	66.9	79.4
Operating expenses:
Selling and marketing expenses	12.4	11.1	11.3
General and administrative expenses	30.0	27.9	31.3
Foreign exchange loss / (gain), net	(0.8)	(1.3)	0.5
Amortization of intangible assets	3.9	3.9	3.9

Operating profit	35.6	25.3	32.3

Other income, net	(3.7)	(3.3)	(4.6)
Finance expense(1)	4.4	0.8	0.7

Profit before income taxes	34.8	27.8	36.2
Income tax expense	7.2	5.4	6.5

Profit after tax	$27.6	$22.4	$29.7

Earnings per share of ordinary share
Basic	$0.55	$0.44	$0.59

Diluted	$0.53	$0.42	$0.57

Note:

(1) On account of adoption of IFRS 16 ‘Leases’ effective April 1, 2019, interest expense on lease liabilities amounted to $3.8 million during the three months ended June 30, 2019.

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Jun 30, 2019	As at Mar 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$105.8	$85.4
Investments	36.6	67.9
Trade receivables, net	74.3	73.9
Unbilled revenue	62.7	66.8
Funds held for clients	9.1	7.1
Derivative assets	19.5	13.4
Contract assets	4.8	4.2
Prepayments and other current assets	21.7	16.8

Total current assets	334.5	335.4

Non-current assets:
Goodwill	130.8	130.8
Intangible assets	78.4	80.2
Property and equipment	63.4	61.0
Right-of-use assets(1)	180.7	—
Derivative assets	5.6	5.7
Investments	84.1	82.5
Contract assets	26.3	22.0
Deferred tax assets	24.4	23.8
Other non-current assets	40.1	44.2

Total non-current assets	633.9	450.2

TOTAL ASSETS	$968.4	$785.6

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$22.5	$17.8
Provisions and accrued expenses	32.7	27.6
Derivative liabilities	2.9	2.1
Pension and other employee obligations	51.6	68.1
Current portion of long-term debt	28.0	28.0
Contract liabilities	10.0	5.4
Current taxes payable	5.9	2.6
Lease liabilities(1)	21.6	—

Other liabilities	13.5	10.3

Total current liabilities	188.7	162.0

Non-current liabilities:
Derivative liabilities	0.3	0.3
Pension and other employee obligations	12.5	11.2
Long-term debt	33.5	33.4
Contract liabilities	7.6	6.6
Other non-current liabilities	0.2	9.0
Lease liabilities – non current(1)	175.8	—
Deferred tax liabilities	10.6	10.7

Total non-current liabilities	240.5	71.2

TOTAL LIABILITIES	$429.1	$233.2

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,569,990 shares and 51,153,220 shares; each as at June 30, 2019 and March 31, 2019, respectively)	8.2	8.1
Share premium	278.2	269.5
Retained earnings	497.2	478.1
Other components of equity	(141.6)	(146.9)

Total shareholders’ equity including shares held in treasury	$641.9	$608.8

Less: 1,903,522 shares as at June 30, 2019 and 1,101,300 shares as at March 31, 2019, held in treasury, at cost	(102.7)	(56.4)

Total shareholders’ equity	$539.2	$552.4

TOTAL LIABILITIES AND EQUITY	$968.4	$785.6

Note:

(1) On adoption of IFRS 16 ‘Leases’ effective April 1, 2019, comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted.

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 15, 2019.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 15, 2019.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding share-based expense and amortization of intangible assets and including the tax effect thereon, and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Jun 30, 2019 compared to
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019	Jun 30, 2018	Mar 31, 2019
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$214.6	$199.8	$210.5	7.4%	1.9%
Less: Payments to repair centers	3.0	3.7	3.9	(20.5)%	(23.5)%
Revenue less repair payments (non-GAAP)	$211.6	$196.0	$206.6	7.9%	2.4%
Exchange rate impact	(2.2)	(7.7)	(2.0)
Constant currency revenue less repair payments (non-GAAP)	$209.4	$188.3	$204.6	11.2%	2.4%

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
	(Amounts in millions)
Cost of revenue (GAAP)	$133.5	$132.9	$131.1
Less: Payments to repair centers	3.0	3.7	3.9
Less: Share-based compensation expense	1.2	1.0	0.9
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$129.3	$128.1	$126.3

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
	(Amounts in millions)
Gross profit (GAAP)	$81.1	$66.9	$79.4
Add: Share-based compensation expense	1.2	1.0	0.9
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$82.3	$67.9	$80.3

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
Gross profit as a percentage of revenue (GAAP)	37.8%	33.5%	37.7%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	38.9%	34.6%	38.8%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$12.4	$11.1	$11.3
Less: Share-based compensation expense	1.1	0.7	1.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$11.3	$10.4	$10.2

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
Selling and marketing expenses as a percentage of revenue (GAAP)	5.8%	5.6%	5.4%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	5.3%	5.3%	4.9%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
	(Amounts in millions)
General and administrative expenses (GAAP)	$30.0	$27.9	$31.3
Less: Share-based compensation expense	6.4	5.9	4.8
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$23.6	$22.0	$26.5

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
General and administrative expenses as a percentage of revenue (GAAP)	14.0%	14.0%	14.9%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	11.2%	11.2%	12.8%

Reconciliation of operating profit / (loss) (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
	(Amounts in millions)
Operating profit (GAAP)	$35.6	$25.3	$32.3
Add: Share-based compensation expense	8.6	7.7	6.8
Add: Amortization of intangible assets	3.9	3.9	3.9
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) (non-GAAP)	$48.2	$36.8	$43.0

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
Operating profit as a percentage of revenue (GAAP)	16.6%	12.6%	15.3%
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	22.8%	18.8%	20.8%

Reconciliation of profit / (loss) (GAAP) to ANI (non-GAAP)

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
	(Amounts in millions)
Profit (GAAP)	$27.6	$22.4	$29.7
Add: Share-based compensation expense	8.6	7.7	6.8
Add: Amortization of intangible assets	3.9	3.9	3.9
Less: Tax impact on share-based compensation expense(1)	(1.7)	(2.2)	(1.3)
Less: Tax impact on amortization of intangible assets(1)	(0.9)	(0.9)	(1.2)
Adjusted Net Income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$37.6	$30.9	$37.8

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
Profit as a percentage of revenue (GAAP)	12.9%	11.2%	14.1%
Adjusted net income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	17.8%	15.7%	18.3%

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
Basic earnings per ADS (GAAP)	$0.55	$0.44	$0.59
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.25	0.23	0.21
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.05)	(0.06)	(0.04)
Adjusted basic earnings per ADS (excluding share-based compensation expenses and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.75	$0.61	$0.76

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2019	Jun 30, 2018	Mar 31, 2019
Diluted earnings per ADS (GAAP)	$0.53	$0.42	$0.57
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.24	0.23	0.21
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.05)	(0.06)	(0.05)
Adjusted diluted earnings per ADS (excluding amortization of intangible assets and share-based compensation expense, including tax effect thereon) (non-GAAP)	$0.72	$0.59	$0.73